

August 13, 2008

By facsimile to (212) 885-5001 and U.S. Mail

Mr. Kevin J. Zugibe
Chairman and Chief Executive Officer
Hudson Technologies, Inc.
P.O. Box 1541
1 Blue Hill Plaza
Pearl River, NY 10965

Re: Hudson Technologies, Inc.
        Pre-effective Amendment 1 to Registration Statements on Form S-3
        Filed July 30, 2008
        File No. 333-151973

Dear Mr. Zugibe:

        We reviewed the filing and have the comments below.

Description of Preferred Stock, page 3

1.   Refer to prior comments 6 and 9. Revise the fourth paragraph's first sentence to clarify
        that the following description, together with the additional information that you may
        include in any applicable prospectus supplements, summarizes the material terms and
        provisions of the preferred stock that you may offer under this prospectus.

Conversion Rights, page 5; Conversion or Exchange Rights, page 9

2.   Refer to prior comment 10 and the parenthetical phrase "other securities." As noted
        previously, all of the underlying classes of securities to which the convertible securities
        relate must be identified in the registration statement. Please revise.

Exhibit 5

3.   You indicate in response to prior comment 19 that you will file a new legal opinion
        immediately before the registration statement's effectiveness. Allow us sufficient time to

review the opinion before requesting acceleration of the registration statement's effectiveness.

<u>December 31, 2007 10-KSB</u>

<u>Results of Operations, page 13</u>

<u>Year Ended December 31, 2007 as Compared to the Year Ended December 31, 2006, page 13</u>

4.   We have read your response to prior comment 23. Please confirm that you will include the revised Management's Discussion and Analysis disclosure in your future filings.

<u>Note 1 – Summary of Significant Accounting Policies, page 36</u>

<u>Revenue and Costs of Sales, page 37</u>

5.   We have read your response to prior comment 27. We assume from your response that your RefrigerantSide Services and Refrigerant Product Services are operating segments as defined by paragraph 10 of SFAS 131 and that you aggregate both operating segments into one reportable segment. Paragraph 17 of SFAS 131 indicates that two or more operating segments may be aggregated if the segments have "similar economic characteristics" and if the segments are similar in each of the criteria in paragraph 17(a) through (e). It is still not clear how you determine that your operating segments exhibit similar economic characteristics. Please provide the following information:

- Please tell us how you determined that both of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last three fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

- Please provide us with the financial information that is provided to your CODM. Please also provide us with any financial information provided to your board of directors as well.

If RefrigerantSide Services and Refrigerant Product Services are not operating segments, then your reference to the aggregation criteria would not be consistent with segment reporting under SFAS 131. If this is the case, please tell us how you determined your operating segment in accordance with paragraph 10 of SFAS 131.

Closing

As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of each pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 236-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Robert J. Mittman, Esq.
     Ethan Seer, Esq.
     Blank Rome LLP
     405 Lexington Avenue
     New York, NY 10174